Exhibit (a)(6)


                 [FORM OF WRITTEN CONFIRMATION TO OPTION HOLDERS
               ELECTING TO PARTICIPATE IN THE OFFER TO EXCHANGE]

To: [option holder]

         This message confirms that on June 6, 2003, MedSource Technologies, Inc. cancelled option(s) to purchase [number] shares, which you submitted for exchange under your Election Form. MedSource will grant you a new option to purchase [number] shares, subject to the terms and conditions described in the Offer to Exchange, dated May 8, 2003, as amended and restated on May 19, 2003, on or after December [7], 2003, subject to your continued employment or directorship with MedSource and the other terms set forth in the Offer to Exchange. If you have any questions about this message, please contact me at
(952) 807-1304 or by email at jsnow@medsourcetech.com.

                                             Thank you,


                                             Joyce Snow